Exhibit Index
                                                          is Found on
                                                      Sequential Page
                                                            Number 13










                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           POWERHOUSE RESOURCES, INC.
                                (Name of Issuer)

                           $.01 Par Value Common Stock
                         (Title of Class of Securities)

                                     7393218
                                 (CUSIP Number)


           Barry Collen                          Randy S. Goldenhersh
         Atler Collen LLC                   Combined Energy Companies Inc.
   6075 South Quebec, Suite 200              999 18th Street, 34th Floor
    Englewood, Colorado 80111                  Denver, Colorado 80202
         (303) 298-1122                            (303) 294-3970

________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  June 20, 1996
                                  _____________
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following:
                                                                    | |

Check the following box if a fee is being paid with this
Statement:  |X|


                               Page 1 of 13 pages

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO. 7393218          |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Atler Collen LLC

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|
                                                                       (b) |_|
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                       N/A
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Colorado
- --------------------------------------------------------------------------------
NUMBER OF                                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                 0 (see Item 5)
OWNED BY                                          ------------------------------
EACH REPORTING                               8.   SHARED VOTING POWER
PERSON WITH                                         0 (see Item 5)
                                                  ------------------------------

                                             9.   SOLE DISPOSITIVE POWER
                                                    0 (see Item 5)
                                                   -----------------------------

                                             10.  SHARED DISPOSITIVE POWER
                                                     0 (see Item 5)
                                                   -----------------------------
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  0
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES |X|
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        00

                               Page 2 of 13 pages

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO. 7393218          |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   Barry Collen

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|
                                                                       (b) |_|
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                       N/A
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
- --------------------------------------------------------------------------------

NUMBER OF                                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                 0 (see Item 5)
OWNED BY                                          ------------------------------
EACH REPORTING                               8.   SHARED VOTING POWER
PERSON WITH                                          0 (see Item 5)
                                                  ------------------------------

                                             9.   SOLE DISPOSITIVE POWER
                                                    0 (see Item 5)
                                                   -----------------------------

                                             10.  SHARED DISPOSITIVE POWER
                                                     0 (see Item 5)
                                                  ------------------------------
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                        0
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES |X|
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        IN

                               Page 3 of 13 pages

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO. 7393218          |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               Randy S. Goldenhersh

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|
                                                                       (b) |_|
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                       N/A
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
- --------------------------------------------------------------------------------
NUMBER OF                                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                 0 (see Item 5)
OWNED BY                                          ------------------------------
EACH REPORTING                               8.   SHARED VOTING POWER
PERSON WITH                                          0 (see Item 5)
                                                  ------------------------------

                                             9.   SOLE DISPOSITIVE POWER
                                                    0 (see Item 5)
                                                  ------------------------------

                                             10.  SHARED DISPOSITIVE POWER
                                                     0 (see Item 5)
                                                  ------------------------------

- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                        0
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES |X|
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        IN

                               Page 4 of 13 pages

                                  SCHEDULE 13D

- ----------------------------
                           |
CUSIP NO. 7393218          |
                           |
- ----------------------------
- --------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  John D. Carter

- --------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|
                                                                       (b) |_|
- --------------------------------------------------------------------------------
         3.       SEC USE ONLY

- --------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                       N/A
- --------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   | |
- --------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
- --------------------------------------------------------------------------------
NUMBER OF                                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                 0 (see Item 5)
OWNED BY                                          ------------------------------
EACH REPORTING                               8.   SHARED VOTING POWER
PERSON WITH                                         0 (see Item 5)
                                                  ------------------------------

                                             9.   SOLE DISPOSITIVE POWER
                                                    0 (see Item 5)
                                                  ------------------------------

                                             10.  SHARED DISPOSITIVE POWER
                                                    0 (see Item 5)
                                                   -----------------------------
- --------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                        0
- --------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES |X|
- --------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        IN

                               Page 5 of 13 pages

                                  SCHEDULE 13D


                  This Statement is being filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"): (i) Atler Collen LLC, a Colorado limited liability company ("Atler Collen"), (ii) Barry Collen,
(iii) Randy S. Goldenhersh and (iv) John D. Carter; and relates to the Common Stock, par value $.01 per share (the "Shares"), of Powerhouse Resources, Inc., a Colorado corporation (the "Company"). The purpose of this Statement is to describe the agreements and transactions entered into pursuant to an Agreement dated June 20, 1996 (the "Agreement") among the Company, Powerhouse Electric, Ltd., a British Virgin Islands company and a wholly-owned subsidiary of the Company ("Electric"), and a joint venture (the "Joint Venture") between Atler Collen and a joint venture between Randy S. Goldenhersh and John D. Carter.


Item 1.           Security and Issuer
                  ___________________

                  This Statement relates to the Shares of the Company. The principal executive offices of the Company are located at 1624 Market Street, Suite 303, Denver, Colorado 80202.


Item 2.           Identity and Background
                  _______________________

                  (a)-(c) and (f). The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 1, 1996, a copy of which is attached as Exhibit B hereto, pursuant to which each Reporting Person has agreed to the joint filing of this Statement (including any amendments to this Statement).

                  Atler Collen is principally engaged in the business of making investments. The principal business address of Atler Collen is 1801 California Street, Suite 4300, Denver, Colorado 80202.

                  Barry Collen's principal occupation is as an investor since 1977. Barry Collen's business address is 6075 South Quebec Street, Suite 200, Denver, Colorado 80111. Barry Collen is a citizen of the United States.

                  Randy S. Goldenhersh's principal occupation is an executive officer since prior to 1980. Randy S. Goldenhersh's business address is 999 18th Street, 34th Floor, Denver, Colorado 80202. Randy S. Goldenhersh is a citizen of the United States.

                  John D. Carter's principal occupation is an executive officer since 1984. John D. Carter's business address is 999 18th Street, 34th Floor, Denver, Colorado 80202. John D. Carter is a citizen of the United States.

                  (d) and (e). During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, none of its executive officers or directors or any other person listed under Instruction C


                               Page 6 of 13 pages
to Schedule 13D with respect to such Reporting Person (collectively, the "Related Persons") has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration
                  _________________________________________________

                  Pursuant to the Agreement, the Joint Venture has the right to make loans ("Loans") to the Company and Electric, as joint obligors, in an aggregate amount of up to $3,000,000. To date, the Joint Venture has made a Loan to the Company and Electric in the amount of $95,000. The Agreement provides that the Joint Venture may convert Loans, if made, for 35% of the issued and outstanding Shares on a fully diluted basis after giving effect to such issuance. In addition, the Agreement provides that the Joint Venture may purchase, for $2,000,000, Shares equal to 16% of the issued and outstanding Shares on a fully-diluted basis after giving effect to such issuance (the "Option"). If Loans are converted, no additional funds will be required to acquire Shares issuable upon conversion. As security for Loans, the Company has granted the Joint Venture a security interest in all of the issued and outstanding shares of Electric.


Item 4.           Purpose of Transaction.
                  _______________________

                  The purpose of the making of Loans is to fund required capital investments in Chinese joint ventures (the "Chinese Joint Ventures") to which a wholly-owned subsidiary of the Company is a party and for other expenses in connection with the Chinese Joint Ventures, and for general corporate purposes of the Company. Upon conversion of the maximum amount of Loans that could be made under the Agreement into Shares, and the exercise of the Option, the Joint Venture would own 51% of the issued and outstanding Shares of the Company on a fully-diluted basis.


Item 5.           Interest in Securities of the Issuer.
                  _____________________________________

                  (a) and (b). The Joint Venture may be deemed to be the beneficial owner of the Shares within the meaning of Rule 13d- 3(d)(1). Each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that such Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of, or has any power to vote or to direct the vote of, or to dispose of, or to direct the disposition of, any Shares. Upon conversion of the maximum amount of Loans that could be made

                               Page 7 of 13 pages
under the Agreement into Shares, and the exercise of the Option, the Joint Venture would own 51% of the issued and outstanding Shares of the Company on a fully-diluted basis.

                  (c) Except as described in Item 4, none of the Reporting Persons and, to the best knowledge of each Reporting Person, no Related Person with respect to such Reporting Person, has effected any transactions in Shares during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.
                  _______________________________________________________

                  Pursuant to the Agreement, while Loans remain outstanding, the Company has agreed not to take certain actions without the prior written consent of the Joint Venture, including incurring debt, issuing capital stock, making certain capital expenditures, disposing of certain assets and merging. In addition, the Company has granted the Joint Venture certain registration rights with respect to Shares it acquires. The Company has granted the Joint Venture the right for ninety days (which may be extended for an additional ninety days) to manage the Chinese Joint Ventures, including arranging the sale or financing of the Chinese Joint Ventures.


Item 7.           Material to be Filed as Exhibits.
                  _________________________________


         Exhibit A         -        Agreement dated as of June 20, 1996 among
                                    Powerhouse Resources, Inc., Powerhouse
                                    Electric, Ltd. and a joint venture between Atler Collen LLC and a joint venture between Randy S. Goldenhersh and John D. Carter.

         Exhibit B -                Joint Filing Agreement.

                               Page 8 of 13 pages

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


DATED:  July 1, 1996                    ATLER COLLEN LLC



                                       By: /s/ BARRY COLLEN
                                          _____________________
                                          Name: Barry Collen
                                          Title: Managing Member

                               Page 9 of 13 pages

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


DATED:  July 1, 1996



                                       By: /s/ BARRY COLLEN
                                          ______________________
                                          Name: Barry Collen


                               Page 10 of 13 pages

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


DATED:  July 1, 1996



                                          By: /s/ RANDY S. GOLDENHERSH
                                             _____________________________
                                             Name: Randy S. Goldenhersh


                               Page 11 of 13 pages

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


DATED:  July 1, 1996



                                             By: /s/ JOHN D. CARTER
                                                ___________________________
                                                Name: John D. Carter


                               Page 12 of 13 pages

                                    EXHIBITS

         Exhibit A -                Agreement dated as of June 20, 1996 among
                                    Powerhouse Resources, Inc., Powerhouse
                                    Electric, Ltd. and a joint venture between Atler Collen LLC and a joint venture between Randy S. Goldenhersh and John D. Carter.

         Exhibit B -                Joint Filing Agreement.

                               Page 13 of 13 pages

                                                EXHIBIT A


















                                    AGREEMENT


                                      among


                           POWERHOUSE RESOURCES, INC.

                            POWERHOUSE ELECTRIC, LTD.


                                       and


                                PACIFIC RIM POWER


                            dated as of June 20, 1996

                                TABLE OF CONTENTS


                                                                       Page


                                   ARTICLE ONE

Section 1.01.  The Loans................................................ 1
Section 1.02.  Deliveries............................................... 2


                                   ARTICLE TWO
                         REPRESENTATIONS AND WARRANTIES

Section 2.01.  Representations and Warranties of
               Powerhouse............................................... 2
               (a)  Organization........................................ 3
               (b)  Capitalization...................................... 3
               (c)  Subsidiaries and Predecessor
                    Corporations........................................ 4
               (d)  Options and Warrants................................ 4
               (e)  Binding Obligation; No Default...................... 4
               (f)  Compliance with Other Instruments,
                    Etc................................................. 4
               (g)  Consents............................................ 5
               (h)  Financial Statements................................ 5
               (i)  Transactions with Affiliates........................ 6
               (j)  Litigation.......................................... 6
               (k)  Improper and Other Payments......................... 7
               (l)  Employee Benefit Plans.............................. 8
Section 2.02.  Representations and Warranties of
               Electric................................................. 8
               (a)  Organization..  .................................... 8
               (b)  Capitalization...................................... 9
               (c)  Subsidiaries........................................ 9
               (d)  Options and Warrants................................ 9
               (e)  Binding Obligation; No Default...................... 9
               (f)  Compliance with Other Instruments,
                    Etc................................................ 10
               (g)  Consents........................................... 10
               (h)  Chinese Joint Ventures............................. 10
               (i)  Transactions with Affiliates....................... 10
               (j)  Litigation......................................... 11
               (k)  Improper and Other Payments........................ 12

Section 2.03.       Representations and Warranties of
                    Investor........................................... 12
                    (a)  Organization.................................. 12
                    (b)  Binding Obligation; No Default................ 12
                    (c)  Compliance with Other Instruments,
                         Etc........................................... 13
                    (d)  Consents...................................... 13


                                  ARTICLE THREE
                                    COVENANTS

Section 3.01.  Covenants of Powerhouse.................................. 13
Section 3.02.  Covenants of Electric.................................... 16
Section 3.03.  Chinese Joint Ventures................................... 18
Section 3.04.  Exclusivity.............................................. 19
Section 3.05.  Access to Information and Facilities..................... 19
Section 3.06.  Termination.............................................. 20
Section 3.07.  BVI Holding Co.'s........................................ 20


                                  ARTICLE FOUR
                                     ESCROW

Section 4.01.  Escrow of Electric Shares................................ 20


                                  ARTICLE FIVE
                          CONVERSIONS, PUTS AND OPTIONS

Section 5.01.  Conversion of Loan into Electric
               Shares................................................... 21
Section 5.02.  Exchange of Electric Shares for
               Powerhouse Shares........................................ 22
Section 5.03.  Option to Repay Loan..................................... 22
Section 5.04.  Put Option of Investor................................... 22
Section 5.05.  Drag Along............................................... 23
Section 5.06.  Registration Rights...................................... 23
Section 5.06.  Shareholder Actions...................................... 23


                                   ARTICLE SIX
                                 INDEMNIFICATION

Section 6.01.  Survival................................................. 23
Section 6.02.  Indemnification by Powerhouse and
               Electric................................................. 23


                                  ARTICLE SEVEN
                                  MISCELLANEOUS

Section 7.01.  Law, Forum and Jurisdiction.............................. 24
Section 7.02.  Notices.................................................. 24

Section 7.03.  Attorneys' Fees...................................... ... 24
Section 7.04.  Third-Party Beneficiaries................................ 24
Section 7.05.  Entire Agreement......................................... 25
Section 7.06.  Counterparts............................................. 25
Section 7.07.  Amendment or Waiver...................................... 25
Section 7.08.  Expenses................................................. 25
Section 7.09.  Headings: Context........................................ 25
Section 7.10.  Benefit.................................................. 25
Section 7.11.  Public Announcements..................................... 26
Section 7.12.  Severability............................................. 26
Section 7.13.  Specific Performance..................................... 26

                                    AGREEMENT

                  This Agreement is entered into June 20, 1996 by and among Powerhouse Electric, Ltd., a British Virgin Islands company ("Electric"), Powerhouse Resources, Inc., a Colorado company ("Powerhouse") and Pacific Rim Power, a joint venture company ("Investor") consisting of Combined Energy Development and Alter-
Collen, LLC, a limited liability company.

                  NOW, THEREFORE, in consideration of the mutual covenants and representations contained herein, the parties hereto agree as follows:


                                   ARTICLE ONE

                  Section 1.01. The Loans. (a) Investor may, from time to time, in its sole discretion, make loans to Powerhouse and Electric (the "Obligors") in an aggregate amount of up to US$3,000,000 (each a "Loan" and, together, the "Loans"). Simultaneously with the execution of this Agreement, Investor is making a Loan to Obligors in the amount of US$95,000. Obligors agree that of such US$95,000, (i) up to US$75,000 shall be used for general corporate purposes of Powerhouse for any of the purposes set forth on Schedule 1.01(a) hereto and
(ii) US$20,000 shall be used as set forth on Schedule 1.01(a) or for the benefit, directly or indirectly, of Electric or any Subsidiary of Electric to which an interest in the Chinese Joint Ventures is transferred (each a "BVI Holding Co.") in connection with the Chinese Joint Ventures, or any combination thereof. The use of the proceeds of all subsequent Loans shall be as directed by Investor. Obligors further agree that all advances and expenditures made by Investor on behalf of Electric, any BVI Holding Co. or any Chinese Joint Venture, including, but not be limited to, payments to any of the Chinese Joint Ventures of the registered capital contributions of Electric or any BVI Holding Co. (whether to cure any past defaults or to prevent any future defaults) and payments to third parties for services performed for the benefit of Electric, any BVI Holding Co. or any Chinese Joint Venture, or, directly or indirectly, for the benefit of Electric or any BVI Holding Co. in connection with any Capital Event (as hereinafter defined), all as shall be directed by Investor, shall be deemed Loans hereunder and shall be subject to the terms of this Agreement, shall be evidenced by the Note and shall be entitled to the benefits of the Pledge Agreement (as hereinafter defined).

                  (b) Unless converted earlier pursuant to Section 5.01 or 5.02 hereof or prepaid in accordance with Section 5.03 hereof, the outstanding amount of the Loans, together with any accrued and unpaid interest, shall be due and payable on the date (the "Maturity Date") which is the later of (i) February 20, 1997 or (ii) in the event that the Conversion Expiration Date (as hereinafter defined) is extended pursuant to Section 5.01(a) hereof, June 20, 1997.

                  (c) The outstanding amount of the Loans from time to time shall accrue interest at a rate of 12% per annum. Accrued interest shall be payable (i) quarterly in arrears on each December 31, March 31, June 30, and September 30, commencing on December 31, 1996, provided, however, that if the Conversion Expiration Date is extended, then the first date on which interest shall be payable shall be March 31, 1997 and (ii) at maturity, upon conversion and upon any prepayment. Upon the occurrence and continuance of an Event of Default, the outstanding amount of the Loans shall accrue interest at a rate of 24% per annum from the date of such Event of Default.

                  (d) The Loans shall be evidenced by a note (the "Note") in the form of Exhibit A hereto.

                  Section  1.02.   Deliveries.   (a)  Simultaneously   with  the
execution of this Agreement Investor shall deliver to Electric a check in the amount of US$95,000.

                  (b) Simultaneously with the execution of this Agreement, Powerhouse and Electric shall deliver to Investor (i) the Note duly executed by Electric and Powerhouse; (ii) an opinion of [_______] in the form of Exhibit B hereto; (iii) a Pledge Agreement, in the form of Exhibit C hereto, duly executed by Powerhouse; (iv) certificates representing all the issued and outstanding shares of Electric, together with stock powers executed in blank; (v) executed and undated resignations of two of the three directors of Electric and all of the officers; (vi) the Irrevocable Proxies (as defined in Section 3.03(b) hereof) and Power-of Attorney (as defined in Section 3.03(b) hereof), duly executed by Powerhouse and Electric, as applicable; (vii) certified copies of the articles and by-laws of Powerhouse, Electric; (viii) certified copies of the resolutions of the Boards of Directors of Powerhouse and Electric approving the applicable Loan Documents and the transactions contemplated thereunder; (ix) good standing certificates from each jurisdiction where Powerhouse is required to be qualified to do business as a foreign corporation; and (x) the Escrow Agreement (as herein after defined) duly executed by the parties thereto.


                                   ARTICLE TWO
                         REPRESENTATIONS AND WARRANTIES

                  Section 2.01. Representations and Warranties of Powerhouse. Powerhouse hereby represents and warrants as of the date hereof and as of each date to and including the later of (x) the date on which the Loans are converted pursuant to Article V and (y) the date the Loans are repaid in full, as follows:

                  (a) Organization. Powerhouse is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a material adverse effect upon the assets, business, properties or operations of Powerhouse. Attached hereto as Exhibit D are complete and correct copies of the articles of incorporation and bylaws of Powerhouse as in effect on the date hereof, which articles and by-laws have not been amended since 1995. The execution and delivery of this Agreement, the Note, the [Pledge Agreement], the Irrevocable Proxy, and Escrow Agreement (the "Loan Documents") do not, and the consummation of the transactions contemplated by the Loan Documents, in accordance with the terms thereof will not, violate any provision of
Powerhouse's articles of incorporation or bylaws. Powerhouse has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of the Loan Documents to which it is a party. Powerhouse has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws and otherwise to consummate the transactions contemplated by the Loan Documents. The principal executive offices of Powerhouse are in Denver, Colorado.

                  (b) Capitalization. The authorized capitalization of Powerhouse consists of 780,000,000 shares of common stock, $.01 par value (the "Powerhouse Common Stock") and 20,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"). As of the date hereof, there are 235,884,110 shares of Powerhouse Common Stock issued and outstanding and no shares of Powerhouse Preferred Stock outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable, and are not issued in violation of the preemptive or other rights of any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity (each a "Person"). Powerhouse has taken all necessary corporate action to authorize and reserve for issuance sufficient shares of Powerhouse Common Stock and to permit it to issue such shares upon exchange of the Exchange Shares (as hereinafter defined) into Powerhouse Common Stock in accordance with the terms hereof. Such shares of Powerhouse

Common Stock upon such exchange will be validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws).

                  (c) Subsidiaries and Predecessor Corporations. Except as set forth on Schedule 2.01(c), Powerhouse does not have any Subsidiaries and does not own, beneficially or of record, any shares of any other corporation or have any interest in any Person. "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding capital stock having at least fifty percent of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (ii) any other Person of which at least fifty percent of voting interest is at the time, directly or indirectly, owned by such Person.

                  (d)  Options  and  Warrants.  Except as set forth on  Schedule
2.01(d), there are no outstanding (a) securities convertible into or exchangeable for any of Powerhouse's capital stock; or (b) options, warrants, calls or other rights (including rights to demand registration or to sell in connection with any registration by Powerhouse under the Securities Act of 1933, as amended (the "Securities Act")) to purchase or subscribe to capital stock of Powerhouse or securities convertible into or exchangeable for capital stock of Powerhouse. Powerhouse is not a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to the Powerhouse Common Stock or Preferred Stock.

                  (e) Binding Obligation; No Default. Powerhouse has duly taken all action necessary to authorize the execution, delivery and performance of the Loan Documents and the other instruments and agreements contemplated thereby. Such execution, delivery and performance does not and will not constitute a default or event of default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Powerhouse is a party or by which Powerhouse or some or all of the property of Powerhouse or any interest therein may be bound or may be subject. The Loan Documents constitute the legal, valid and binding obligations of Powerhouse, enforceable against Powerhouse in accordance with their terms.

                  (f) Compliance with Other Instruments, Etc. Neither the execution and delivery of the Loan Documents by Powerhouse nor compliance by Powerhouse with the terms and conditions of the Loan Documents will: (a) require Powerhouse to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage, deed of trust, contract or commitment to which Powerhouse is a party or by which Powerhouse or its properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or conflict with or result in a breach of any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Powerhouse is subject.

                  (g) Consents. Except as set forth in Schedule 2.01(g), no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by Powerhouse in connection with the execution, delivery and performance of the Loan Documents and the transactions contemplated thereby.

                  (h) Financial  Statements.  Set forth on Schedule  2.01(h) are
(i) true and correct copies of the audited consolidated balance sheets, statements of income, cash flow and changes in stockholders' equity of Powerhouse and its consolidated Subsidiaries for each of the fiscal years ended September 30, 1993 and 1994, (ii) the unaudited consolidated balance sheet, statements of income, cash flow and changes in stockholders' equity of Powerhouse and its consolidated Subsidiaries for the fiscal year ended September 30, 1995 and (iii) the internal financial statements of Powerhouse and its consolidated Subsidiaries through May 31, 1996 (the "Management Accounts") (the financial statements set forth in (i) , (ii) and (iii) above are hereinafter referred as the "Financial Statements"). The Financial Statements fairly present the financial position of Powerhouse and its consolidated Subsidiaries as at September 30 1993, 1994 and 1995, and the results of the operations, changes in cash flows and changes in stockholders' equity for each of the years then ended and the audited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied. Except as set forth in Schedule 2.01(h) or on the consolidated balance sheet of Powerhouse and its consolidated Subsidiaries as at September 30, 1995, neither Powerhouse nor any of its Subsidiaries has any liabilities, debts, claims or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due, other than trade payables and accrued expenses incurred in the ordinary course of business since September 30, 1995. The Management Accounts have been prepared in accordance with the internal accounting policies of Powerhouse consistently applied and are complete and accurate as of the dates reflected therein.

                  (i)  Transactions  with  Affiliates.  Except  as set  forth on
Schedule 2.01(i) hereto, no Affiliate of Powerhouse or any of its Subsidiaries has any interest, directly or indirectly, in any lease, lien, contract, license, encumbrance, loan, commitment or other agreement to which Powerhouse or any of its Subsidiaries is a party, or any interest in any competitor, supplier or customer of Powerhouse. Except as set forth item by item on Schedule 2.01(i) hereto, neither Powerhouse nor any Subsidiary is indebted, directly or indirectly, to any Affiliate of Powerhouse, for any liability or obligation, whether arising by reason of stock ownership, contract, oral or written agreement or otherwise. No Affiliate is indebted, directly or indirectly, to Powerhouse or any Subsidiary of Powerhouse. "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified Person, and any officer or director of such Person or any of its Subsidiaries and, with respect to Powerhouse, any shareholder of Powerhouse beneficially owing at least 1,000,000 shares of capital stock of Powerhouse and listed on Schedule 2.01 (i). For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

                  Except as set forth on Schedule  2.01(i) hereto,  no Affiliate
(i) is a party to any contract or arrangement with Powerhouse or any subsidiary, or (ii) is a party to any contract or arrangement with a third party, to which Powerhouse is not a party, but under which Powerhouse receives any material amount of goods or services from said third party. Except as set forth on
Schedule 2.01(i) hereto, all goods and services provided to Powerhouse by any of its Affiliates and all goods and services provided to any of its Affiliates by Powerhouse, at any time since April 1, 1996 have been charged to the recipient at a price that would have been acceptable to an unrelated third party receiving such goods and services in an arm's-length transaction with the provider.

                  (j) Litigation. Except as set forth in Schedule 2.01(j) hereto: (a) there is no pending or, to the best knowledge of Powerhouse, threatened complaint, charge, claim, action, suit or arbitration proceeding before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency, or any alternative dispute resolution or any investigation or inquiry before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency against, relating to or affecting (i) Powerhouse or any of its Subsidiaries or any director, officer, agent or employee of Powerhouse or any of its Subsidiaries in his or her capacity as such, (ii) the assets, properties or business of Powerhouse or any of its subsidiaries, or (iii) the transactions contemplated by this Agreement, nor, to the best knowledge of Powerhouse, is there any basis for any such complaint, charge, claim, action, suit, arbitration proceeding, investigation or inquiry which could have an adverse effect on the assets, property, business or prospects of Powerhouse or any Subsidiary; (b) there is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting Powerhouse or any Subsidiary or, to the best knowledge of Powerhouse, any officer, director, employee or agent of Powerhouse or any of its Subsidiaries from conducting or engaging in any aspect of the business of Powerhouse or such Subsidiary, or requiring Powerhouse or any Subsidiary or, to the best knowledge of Powerhouse, any officer, director, employee or agent thereof to take certain action with respect to any aspect of the business of Powerhouse which could reasonably be anticipated to have a material adverse effect on Powerhouse and its Subsidiaries taken as a whole; (c) neither Powerhouse nor any Subsidiary is in violation of or default under any applicable order, judgment, writ, injunction or decree of any federal, territorial, state, municipal, foreign or other court or regulatory authority; and (d) Sam Leung has no claims against Powerhouse or any of its Subsidiaries, other than the right to acquire not more than __ million shares of Powerhouse Common Stock, and there are no disputes or claims outstanding involving Powerhouse or any of its Subsidiaries relating to Access Power.

                  (k) Improper and Other Payments. To the best knowledge and belief of Powerhouse after due inquiry, (i) neither Powerhouse, any of its Subsidiaries or Affiliates nor any director, officer, employee, agent or representative of Powerhouse or any of its Subsidiaries or Affiliates nor any Person acting of behalf of any of them, has made, paid or received any bribes, kickbacks or other similar payments to or from any Person, whether lawful or unlawful, (ii) no contributions have been made, directly or indirectly, to a domestic or foreign political party or candidate, (iii) no improper foreign payment (as defined in the Foreign Corrupt Practices Act) has been made and (iv) the current internal accounting controls of Powerhouse are adequate to detect any of the foregoing. Powerhouse shall promptly adopt internal policies and take such other actions as are reasonably appropriate to prevent the actions set froth in 2.01(k)(i)- (iii).

                  (l) Employee Benefit Plans. Except for the plans, agreements, arrangements and practices set forth in Schedule 2.01(l) hereto (collectively, the "Employment Plans"), neither Powerhouse nor any Affiliate maintains or contributes to, or is obligated or required to contribute to, any bonus, deferred compensation, severance or termination pay, pension, profit sharing, stock purchase, stock grant, stock option, group life insurance, health care, hospitalization insurance, disability, retirement or any other employee benefit or fringe benefit plan, agreement, arrangement or practice, whether formal or informal and whether legally binding or not, which covers employees of Powerhouse or any of its subsidiaries. Neither Powerhouse nor any Affiliate has any commitment, whether formal or informal and whether legally binding or not, to create or contribute to any additional such plan. Except as set forth on
Schedule 2.01(l), neither Powerhouse nor any of its subsidiaries has any employment or consulting agreements that are not terminable with 30 days notice or less.

                  Section 2.02. Representations and Warranties of Electric. Electric represents and warrants as of the date hereof and as of each date to and including the later of (x) the date on which the Loans are converted pursuant to Article V and (y) the date the Loans are repaid in full, as follows:

                  (a) Organization. Electric is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin
Islands and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification, except where the failure to so qualify would not have a material adverse effect upon the assets, business, properties or operations of Electric. Attached hereto as Exhibit E are complete and correct copies of the articles of incorporation and bylaws of Electric as in effect on the date hereof. The execution and delivery by Electric of the Loan Document to which it is a party do not, and the consummation of the transactions contemplated thereby in accordance with the terms thereof will not, violate any provision of Electric's articles of incorporation or bylaws. Electric has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of the Loan Documents to which it is a party. Electric has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws and otherwise to consummate the transactions contemplated therein.

                  (b) Capitalization.  The authorized capitalization of Electric consists of shares of common stock, $ par value (the "Electric Common Stock") and shares of preferred stock, $.001 par value ("Preferred Stock"). As of the date hereof, there are shares of Electric Common Stock issued and outstanding and no shares of Electric Preferred Stock outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable, and are not issued in violation of the preemptive or other rights of any person. Electric has taken all necessary corporate action to authorize and reserve for issuance sufficient shares of Electric Common Stock and to permit it to issue the
Conversion Shares upon conversion of the Note in accordance with the terms thereof. Such shares of Electric Common Stock upon such conversion will be validly issued, fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, equities, options, claims, charges, limitations on voting rights or rights to receive dividends or other restrictions of any kind (other than any generally imposed by federal, corporate or territorial securities laws).

                  (c) Subsidiaries. Except as set forth on Schedule 2.02(c), Electric does not have any Subsidiaries and does not own, beneficially or of record, any shares of any other corporation or have any interest in any other Person.

                  (d)  Options  and  Warrants.  Except as set forth on  Schedule
2.02(d), there are no outstanding (a) securities convertible into or exchangeable for any of Electric's capital stock; or (b) options, warrants, calls or other rights (including rights to demand registration or to sell in connection with any registration by Electric under the Securities Act to purchase or subscribe to capital stock of Electric or securities convertible into or exchangeable for capital stock of Electric. Electric is not a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to voting or dividend rights with respect to the Electric Common Stock or Preferred Stock.

                  (e) Binding Obligation; No Default. Electric has duly taken all action necessary to authorize the execution, delivery and performance of the Loan Documents to which it is a party and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Electric is a party or by which Electric or the property of Electric may be bound or may be subject. The Loan Documents to which it is a party constitute the legal, valid and binding obligations of Electric, enforceable against Electric in accordance with their terms.

                  (f) Compliance with Other Instruments, Etc. Neither the execution and delivery of the Loan Documents to which it is a party by Electric nor compliance by Electric with the terms and conditions of the Loan Documents to which it is a party nor the exercise by Investor of its remedies hereunder or thereunder will: (a) require Electric to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which each of Electric is a party or by which Electric or its properties may be subject; (c) except as contemplated by the Pledge Agreement, cause the creation or imposition of any lien, charge or encumbrance on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or conflict with or result in a breach of any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Electric is subject.

                  (g) Consents. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by Electric in connection with the execution, delivery and performance of the Loan Documents to which it is a party and the transactions contemplated thereby.

                  (h) Chinese Joint Ventures. Set forth on Schedule 2.02(h) are the Sino-foreign joint ventures to which Electric is a party (the "Chinese Joint Ventures"). Electric has provided to Investor true and complete copies of all existing documents to which any Chinese Joint Ventures or Electric is a party, each of which is listed on Schedule 2.02(h). Other than the contracts listed on
Schedule 2.02(h), Electric is not party to any contract, agreement, arrangement or commitment.

                  (i)  Transactions  with  Affiliates.  Except  as set  forth on
Schedule 2.02(i) hereto, no Affiliate of Electric or any of its Subsidiaries has any interest, directly or indirectly, in any lease, lien, contract, license, encumbrance, loan, commitment or other agreement to which Electric or any of its Subsidiaries is a party, or any interest in any competitor, supplier or customer of Electric or any of its Subsidiaries. Except as set forth item by item on
Schedule 2.02(i) hereto, neither Electric nor any of its Subsidiaries is indebted, directly or indirectly, to any Affiliate of Electric, for any liability or obligation, whether arising by reason of stock ownership, contract, oral or written agreement or otherwise. No Affiliate of Electric is indebted, directly or indirectly, to Electric or any Subsidiary of Electric.

                  Except as set forth on Schedule 2.02(i) hereto, no Affiliate of Electric (i) is a party to any contract or arrangement with Electric or any Subsidiary of Electric, or (ii) is a party to any contract or arrangement with a third party, to which Electric or a Subsidiary is not a party, but under which Electric or such Subsidiary receives any material amount of goods or services from said third party. Except as set forth on Schedule 2.02(i) hereto, all goods and services provided to Electric by any of its Affiliates and all goods and services provided to any of its Affiliates by Electric, at any time since April 1, 1996 have been charged to the recipient at a price that would have been acceptable to an unrelated third party receiving such goods and services in an arm's-length transaction with the provider.

                  (j) Litigation. Except as set forth in Schedule 2.02(j) hereto: (a) there is no pending or, to the best knowledge of Electric, threatened complaint, charge, claim, action, suit or arbitration proceeding before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency, or any alternative dispute resolution or any investigation or inquiry before any federal, territorial, state, municipal, foreign or other court or governmental or administrative body or agency against, relating to or affecting (i) Electric or any of its Subsidiaries or any director, officer, agent or employee of Electric or any of its Subsidiaries in his or her capacity as such, (ii) the assets, properties or business of Electric or any of its Subsidiaries, or (iii) the transactions contemplated by this Agreement, nor, to the best knowledge of Electric, is there any basis for any such complaint, charge, claim, action, suit, arbitration proceeding, investigation or inquiry which could have an adverse effect on the assets, property, business or prospects of Electric or any Subsidiary; (b) there is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting Electric or any Subsidiary or, to the best knowledge of Electric, any officer, director, employee or agent of Electric or any of its Subsidiaries from conducting or engaging in any aspect of the business of Electric or such Subsidiary, or requiring Electric or any Subsidiary or, to the best knowledge of Electric, any officer, director, employee or agent thereof to take certain action with respect to any aspect of the business of Electric which could reasonably be anticipated to have a material adverse effect on Electric and its Subsidiaries taken as a whole; (c) neither Electric nor any Subsidiary is in violation of or default under any applicable order, judgment, writ, injunction or decree of any federal, territorial, state, municipal, foreign or other court or regulatory authority; and (d) Sam Leung has no claims against Powerhouse or any of its Subsidiaries, other than the right to acquire not more than __ million shares of Powerhouse Common Stock, and there are no disputes or claims outstanding involving Electric or any of its Subsidiaries relating to Access Power.

                  (k) Improper and Other Payments. To the best knowledge and belief of Electric after due inquiry, (i) neither Electric, any of its Subsidiaries or Affiliates nor any director, officer, employee, agent or representative of Electric or any of its Subsidiaries or Affiliates nor any Person acting of behalf of any of them, has made, paid or received any bribes, kickbacks or other similar payments to or from any Person, whether lawful or unlawful, (ii) no contributions have been made, directly or indirectly, to a domestic or foreign political party or candidate, (iii) no improper foreign payment (as defined in the Foreign Corrupt Practices Act) has been made and (iv) the current internal accounting controls of Electric are adequate to detect any of the foregoing. Electric shall promptly adopt internal policies and take such other actions as are reasonably appropriate to prevent the actions set forth in 2.02(k)(i)- (iii).

                  Section 2.03. Representations and Warranties of Investor. Investor represents and warrants as follows:

                  (a) Organization. Investor is a corporation duly organized, validly existing and in good standing under the laws of the ______________ and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Investor's articles of incorporation or bylaws. Investor has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement. Investor has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws and otherwise to consummate the transactions herein contemplated.

                  (b) Binding Obligation; No Default. Investor has duly taken all action necessary to authorize the execution, delivery and performance of this Agreement and the other instruments and agreements contemplated hereby. Such execution, delivery and performance does not and will not, to the best of Investor's knowledge, constitute a default under or a violation of any agreement, order, award, judgment, decree, statute, law, rule, regulation or any other instrument to which Investor is a party or by which Investor or the property of Investor may be bound or may be subject. This Agreement constitutes the legal, valid and binding obligation of Investor, enforceable against Investor in accordance with its terms.

                  (c) Compliance with Other Instruments, Etc. Neither the execution and delivery of this Agreement by Investor nor compliance by Investor with the terms and conditions of this Agreement will: (a) require Investor to obtain the consent of any governmental agency; (b) constitute a material default under any indenture, mortgage or deed of trust to which each of Investor is a party or by which Investor or its properties may be subject; (c) cause the creation or imposition of any lien, charge or encumbrance on any of its assets; or (d) breach any statute or regulation of any governmental authority, domestic or foreign, or will on the Closing Date conflict with or result in a breach of any of the terms or conditions of any judgment, order, injunction, decree or ruling of any court or governmental authority, domestic or foreign, to which Investor is subject.

                  (d) Consents. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party is required to be made or obtained by Investor in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby.


                                  ARTICLE THREE
                                    COVENANTS

                  Section 3.01. Covenants of Powerhouse. (a) Powerhouse agrees that, until the Conversion Expiration Date, it shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its Subsidiaries to, use their reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and key employees and preserve their relationships with material customers and suppliers and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired, except where the failure to so carry on, preserve or keep available would not have a material adverse effect on the business, results of operations or financial condition of Powerhouse and its Subsidiaries taken as a whole;

                  (b) Powerhouse agrees that, until the Conversion Expiration Date, it shall not, and shall not permit any Subsidiary to, without the prior written consent of Investor which may or may not be given in the sole discretion of Investor:

                           (i) (A) sell or pledge or agree to sell or pledge any capital stock owned by it (or any of its Subsidiaries) in any of its Subsidiaries, (B) amend its Certificate of Incorporation or By-laws,
         (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of capital stock of Powerhouse, or declare, set aside or make any dividend or other distribution payable in cash, stock or property, or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Powerhouse capital stock;

                      (ii) except as required or permitted by this Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock; provided, however, that Powerhouse may (x) issue to Mr. Sam Leung and others not more than 31 million shares of Powerhouse Common Stock and
         (y) issue shares of Powerhouse Common Stock for a purchase price of not less than $.02 per share, provided, however, that the aggregate amount of such proceeds together with the proceeds received from the sale of [Monument] stock referred to in (vi) below shall not exceed $600,000;

                     (iii)  merge or consolidate with any other entity;

                      (iv) incur any obligation or enter into any contract which either (x) requires a payment by any party in excess of, or a series of payments which in the aggregate exceed, $100,000, respectively, or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $500,000, or (y) has a term of, or requires the performance of any obligations by Powerhouse over a period in excess of, thirty days;

                      (v) take any action, or enter into or authorize any contract or transaction, other than in the ordinary course of business and consistent with past practice;

                      (vi) sell, transfer, convey, assign or otherwise dispose of any of its assets or properties, except sales of inventory in the ordinary course of business and consistent with past practice; provided, however, that Powerhouse may sell to unrelated third parties shares of [Monument] stock owned by Powerhouse with a fair market value of up to $600,000, provided, further, however, that the aggregate proceeds of such sale together with any proceeds received pursuant to the proviso in (ii) above, shall not exceed $600,000;

                     (vii) other than as set forth on Schedule 3.01(b)(vii), waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value;

                      (viii)  make  any  changes  in  its  accounting   systems,
         policies, principles or practices;

                      (ix) enter into, authorize, or permit any transaction between Powerhouse or any Affiliate of Powerhouse and any Affiliate of Powerhouse (other than a Subsidiary);

                      (x) make any borrowings, incur any debt (other than trade payables in the ordinary course of business and consistent with past practice), or assume, guarantee, endorse (except for the negotiation or collection of negotiable instruments in the ordinary course of business and consistent with past practice) or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person, or make any payment or repayment in respect of any indebtedness (other than trade payables and accrued expenses in the ordinary course of business and consistent with past practice);

                      (xi) make any loans, advances or capital contributions to, or investments in, any other Person;

                      (xii) enter into, adopt, amend or terminate any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan and arrangement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

                    (xiii) except for capital expenditures contemplated by 3.01(b)(xiv) below, acquire, lease or encumber any assets outside the ordinary course of business or any assets which are material to the Powerhouse or any Subsidiary;

                      (xiv) authorize or make any capital expenditures which individually or in the aggregate are in excess of $ and _____________, respectively;

                      (xv) pay any amount, perform any obligation or agree to pay any amount or perform any obligation, in settlement or compromise of any suits or claims of liability against Powerhouse, any Subsidiary, or any of their respective directors, officers, employees or agents;

                      (xvi) terminate, modify, amend or otherwise alter or change any of the terms or provisions of any contract, or pay any amount not required by law or by any contract;

                      (xvii) pledge, encumber or grant a security interest in any asset of Powerhouse or any of its Subsidiaries (including, but not limited to, the Monument Stock); or

                      (xviii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                  Section 3.02. Covenants of Electric. (a) Electric agrees that, until the Conversion Expiration Date, it shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its Subsidiaries to, use their reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and key employees and preserve their relationships with material customers and suppliers and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired, except where the failure to so carry on, preserve or keep available would not have a material adverse effect on the business, results of operations or financial condition of Powerhouse and its Subsidiaries taken as a whole.

                  (b) Electric agrees that, until the Conversion Expiration Date, it shall not, and shall not permit any Subsidiary to, without the prior written consent of Investor which may or may not be given in the sole discretion of Investor:

                      (i) take any action or authorize any person (other than Investor) to take any action on behalf of Electric with respect to the Chinese Joint Ventures;

                      (ii) (A) sell or pledge or agree to sell or pledge any capital stock owned by it (or any of its Subsidiaries) in any of its Subsidiaries, (B) amend its Certificate of Incorporation or By-laws,
         (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital or its Subsidiaries capital stock, or declare, set aside or make any dividend or other distribution payable in cash, stock or property, or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of its capital stock;

                      (iii) except as required by this Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its or any Subsidiary's capital stock of any class, or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock;

                      (iv) incur any obligation or enter into any contract which either (x) requires a payment by any party in excess of, or a series of payments which in the aggregate exceed, $ or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $ , or (y) has a term of, or requires the performance of any obligations by Electric or any of its subsidiaries over a period in excess of, thirty days;

                      (v) take any action, or enter into or authorize any contract or transaction, other than in the ordinary course of business and consistent with past practice;

                      (vi) sell, transfer, convey, assign or otherwise dispose of any of its assets or properties, except sales of inventory in the ordinary course of business and consistent with past practice;

                      (vii) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value;

                      (viii)  make  any  changes  in  its  accounting   systems,
         policies, principles or practices;

                      (ix) enter into, authorize, or permit any transaction with Powerhouse or any Affiliate of Powerhouse (other than Electric or any Subsidiary of Electric);

                      (x) make any borrowings, incur any debt (other than trade payables in the ordinary course of business and consistent with past practice), or assume, guarantee, endorse (except for the negotiation or collection of negotiable instruments in the ordinary course of business and consistent with past practice) or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person, or make any payment or repayment in respect of any indebtedness (other than trade payables and accrued expenses in the ordinary course of business and consistent with past practice);

                      (xi) make any loans, advances or capital contributions to, or investments in, any other Person;

                      (xii) enter into, adopt, amend or terminate any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan and arrangement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

                      (xiii)  except for capital  expenditures  contemplated  by
         (xiv) below, acquire, lease or encumber any assets outside the ordinary course of business or any assets which are material to the Electric or any Subsidiary;

                      (xiv) authorize or make any capital expenditures which individually or in the aggregate are in excess of $ and ______________, respectively;

                      (xv) pay any amount, perform any obligation or agree to pay any amount or perform any obligation, in settlement or compromise of any suits or claims of liability against Electric, any of its Subsidiaries, or any of their respective directors, officers, employees or agents;

                      (xvi) terminate, modify, amend or otherwise alter or change any of the terms or provisions of any contract, or pay any amount not required by law or by any contract;

                      (xvi) merge or consolidate with any other entity; or

                      (xvii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

                  Section 3.03. Chinese Joint Ventures. (a) Electric hereby irrevocably appoints Investor as its sole agent until the Conversion Expiration Date, to manage, contract with respect to, and otherwise deal with the Chinese Joint Ventures, including, but not limited to, negotiating with the Chinese parties to such joint ventures, negotiating amendments to the Joint Venture
Contracts, Articles of Association, Power Purchase Contracts, Turnkey Construction Contracts and Operation and Management Contracts of such Chinese Joint Ventures, entering into any other agreements that Investor deems appropriate or necessary, negotiating any sale, financing, joint venture or equity investment relating to such Chinese Joint Ventures (whether through Electric, any BVI Holding Co. or otherwise), any BVI Holding Co. or Electric, all as Investor shall deem necessary, appropriate or desirable. Investor agrees to keep Powerhouse informed from time to time of Investor's negotiations and progress in the foregoing. Powerhouse and Electric agree to indemnify for Investor and hold it harmless against, and waive any claim in respect of, any and all losses, damages, claims, liabilities and expenses, except those incurred as a result of the acts of fraud or intentional reckless conduct of Investor, arising out of or in connection with Investor's actions or inactions pursuant to this Section 3.03.

                  (b) Concurrently herewith, Investor is hereby granted the Irrevocable Proxies in the forms of Exhibits F and G hereto and duly executed by Powerhouse and Electric, respectively, with respect to the voting control of the Chinese Joint Ventures by Electric and the voting control of Electric by Powerhouse and a power-of-attorney, coupled with an interest, from Electric in substantially the form of Exhibit I (the "Power-of-Attorney") to take all actions on behalf of Electric pursuant to Section 3.03(a) above. The Proxies and Power-of-Attorney shall be valid until the Conversion Expiration Date. In the event Electric transfers any interest in the Chinese Joint Venture to a BVI Holding Co., Electric shall cause such BVI Holding Co. to execute and deliver to Investor a Power-of-Attorney in substantially the form of Exhibit H.

                  Section 3.04.  Exclusivity.  Until the  Conversion  Expiration
Date, neither Powerhouse, Electric nor any of their respective directors, officers, employees, representatives, agents or affiliates shall, directly or indirectly solicit, initiate, encourage, respond favorably to, permit or condone inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any Person (other than Investor and its directors, officers, employees, representative and agents) concerning (i) any merger, sale of assets not in the ordinary course of business, sale of stock, acquisition, business combination, change of control or other similar transaction involving Powerhouse, Electric, any BVI Holding Co. or and of the Chinese Joint Ventures, (ii) any purchase or other acquisition by any Person of any shares of Electric Common Stock or (iii) any sale or issuance by Powerhouse or Electric of any shares of its capital stock (except as permitted by Section __). Powerhouse and Electric shall promptly advise Investor of, and communicate to Investor the terms and conditions of (and the identity of the Person making), any such inquiry or proposal received.

                  Section 3.05. Access to Information and Facilities. From and after the date of this Agreement, Powerhouse and Electric shall, and shall cause their respective Subsidiaries to, give Investor and Investor's representatives unrestricted access during normal business hours to all of the facilities , properties, books, contacts, commitments and records of Powerhouse, Electric, their Subsidiaries and the Chinese Joint Ventures and shall make the officers and employees of Powerhouse, Electric and their respective Subsidiaries available to Investor and its representatives as Investor and its representative shall from time to time request. Investor and its representative shall be promptly furnished with any and all information concerning Powerhouse, Electric, their Subsidiaries and the Chinese Joint Ventures as Investor or its representatives reasonably request.

                  Section 3.06. Termination. Investor agrees that in the event Investor decides not to make any further Loans pursuant to Section 1.01(a) or to abandon efforts to achieve a Capital Event, Investor shall promptly notify Powerhouse and, upon such notice, the provisions of Sections 3.01 through 3.05 and 5.01 through 5.03 hereof shall terminate.

                  Section 3.07. BVI Holding Co's. (a) In the event that Electric shall transfer any of its interests in the Chinese Joint Ventures to a BVI Holding Co., Electric shall cause such BVI Holding Co. to grant to Investor a Power-of-attorney in substantially the form of Exhibit I and Electric shall grant to Investor an Irrevocable Proxy in substantially the form of Exhibit G.

                  (b) Electric agree to transfer its interest in the LuFeng Chinese Joint Venture to a BVI Holding Co. as soon as possible after the date hereof and to grant a first priority security interest to Investor of all of the issued and outstanding shares of such BVI Holding Co. pursuant to a pledge agreement in substantially the form of Exhibit C.


                                  ARTICLE FOUR
                                     ESCROW

                  Section 4.01. Escrow of Electric Shares. Simultaneously with the execution of this Agreement, Electric shall deliver to , Esq. (the "Escrow Agent") stock certificates representing the Conversion Shares (as defined in the
Note). The Escrow Agent shall act as agent for Investor, Powerhouse and Electric for the purpose of this Section 4.01 pursuant to the terms of the Escrow
Agreement attached hereto as Exhibit I. Upon delivery by Investor of a certificate of Investor duly executed stating that it has exercised its right to convert the Note into the Conversion Shares and that (a) no further payments are due to Electric pursuant to paragraph ( ) of the Note or (b) that no further payment would be due upon application of the proceeds of any Capital Event pursuant to Section 5.01(b), the Escrow Agent shall forthwith deliver the certificates representing the Conversion Shares to Investor.

                                  ARTICLE FIVE
                          CONVERSIONS, PUTS AND OPTIONS

                  Section 5.01. Conversion of Loan into Electric Shares. (a) The Loans shall be convertible into shares of Common Stock, par value $__ per share, of Electric ("Electric Common Stock"), as set forth in the Note at any time on or prior to October 5, 1996 (unless extend as set forth in proviso to this sentence, the "Conversion Expiration Date"); provided, however, in the event that, in the reasonable opinion of Investor, Investor believes that it has made progress towards a Capital Event, then upon written notice to Electric and Powerhouse describing the grounds for such belief of Investor, the Conversion Expiration Date shall be automatically extended to February 5, 1997. In the event that any interest of Electric in any Chinese Joint Venture is transferred to one or more BVI Holding Co., Investor shall have the right, in lieu of converting into shares of Electric, to convert into 51% of the capital stock of each BVI Holding Co. on the same terms and conditions as if converting into Electric and Powerhouse and Electric agree that such BVI Holding Co. shall then be immediately liquidated.

                  (b)  Powerhouse  and Electric agree that the conversion of the
Note into the Conversion Shares may occur simultaneously with a Capital Event and the parties agree that Investor may apply the proceeds of any such Capital Event to which it would be entitled were Investor to own the Conversion Shares immediately prior to such sale, to the payment of such Conversion Shares if payment is required pursuant to paragraph A.1 of the Note.

                  (c) "Capital Event" shall mean a sale of stock or assets of, or interest in assets of, or financing, business combination, equity investment in, Powerhouse, Electric, any Chinese Joint Venture or any BVI Holding Co., or any interest therein or assets thereof or any project financing or material equipment financing related to a Chinese Joint Venture, or any combination thereof. In the event that Powerhouse, Electric, or any BVI Holding Company engages in a Capital Event within 180 days from the Conversion Expiration Date and (i) the Loans remain outstanding and (ii) such Capital Event involves an entity introduced to Powerhouse, Electric or a BVI Holding Co. by Investor, Investor shall be entitled to 50% of the proceeds of such Capital Event.

                  (d) In the event of a Capital Event, then Investor shall have the right, at its option, in lieu of its rights to convert the Loans pursuant to this Agreement, to receive directly from the third party 51% of the proceeds of such Capital Event payable to Electric, a BVI Holding Co., Powerhouse, any Chinese Joint Venture, or otherwise for the benefit of any of the foregoing as the case may be.

                  (e) For the purposes of this Agreement and the Note, "fully-diluted" shall mean at any time, after giving effect to the issuance of all shares of common stock that are issued and outstanding, issuable pursuant to any options, warrants, convertible or exchange securities, or any other agreement or obligation outstanding or effective at such time.

                  (g) The parties hereto agree that in the event of one or more Capital Events that (i) resulting in aggregate gross proceeds of $3,000,000 or less to Powerhouse, Electric, the BVI Holding Co.'s as a group, or the Chinese Joint Ventures as a group, or any combination of the foregoing, then such gross proceeds shall be applied as follows: (x) first, to Investor to reimburse Investor for all of its outstanding Loans and all of its costs, expenses and advances made in connection with such Capital Event or, directly or indirectly, on behalf of or for the benefit of, Powerhouse, Electric, any BVI Holding Co. or any Chinese Joint Venture; and (y) second, any remaining gross proceeds shall be distributed 50% to Investor and 50% to Powerhouse or as directed by Powerhouse; and any aggregate gross proceeds of more than $3,000,000 shall be distributed 75% to Investor and 25% to Powerhouse or as directed by Powerhouse; provided, that, in the event Powerhouse receives gross proceeds from one or more loans made or arranged by Singer & Friedlander Group plc, in an amount sufficient to [complete construction under the Chinese Joint Ventures], then the $3,000,000 referred to in clauses (i) and (ii) of this sentence shall be $5,000,000.

                  Section 5.02. Exchange of Electric Shares for Powerhouse Shares. (a) Investor shall have the right, exercisable for a period of ninety days after the Conversion Date (as defined in the Note) to exchange all of its shares of Electric Common Stock into that number of shares of Powerhouse Common Stock so that, after giving effect to such exchange, Investor shall hold 35% of the issued and outstanding shares of Powerhouse Common Stock on a fully diluted basis. On or prior to this Conversion Expiration Date, Investor shall have the right to convert all or any part of the outstanding Loans into that number of shares of Powerhouse Common Stock on a proportional basis equivalent to that number of shares which Investor would receive in converting $3 million of Loans into 35% of Powerhouse Common Stock on a fully-diluted basis after giving effect to such issuance.

                  (b) Powerhouse hereby grants Investor an option to purchase, at any time on or before the date which is the second anniversary of the Conversion Date, for a purchase price of $2,000,000, that number of shares of Powerhouse Common Stock so that, after giving effect to such purchase, such shares of Powerhouse Common Stock would equal 16% of the shares of Powerhouse Common Stock on a fully diluted basis.

                  (c)      [Antidilution].  [TO COME FROM NOTE]

                  Section 5.03. Option to Repay Loan. In the event that Investor shall not have converted the outstanding amount of the

Loans into Electric Shares on or before the Conversion Expiration Date, then Powerhouse shall have the right to prepay the Loans at any time prior to the Maturity Date.

                  Section 5.04. Put Option of Investor. In the event that the Loans are not paid in full, together with accrued interest thereon, when due, whether at maturity or upon acceleration or otherwise, then Investor shall have the option, exercisable by notice to Powerhouse and Electric, to purchase the BVI Holding Co. to which Electric has transferred the LeFeng Chinese Joint Venture, for a purchase price of US$400,000 ("Purchase Price") and Investor may apply the outstanding amount of the Loans plus accrued interest towards such Purchase Price. In the event the outstanding amount of the Loans together with accrued interest exceeds the Purchase Price then such purchase shall be deemed effective upon delivery of written notice to Powerhouse and Electric by Investor stating that Investor is exercising its option to purchase such BVI Holding Co. under this Section 5.04. Upon exercise of such option, the outstanding amount of the Loans and accrued interest which exceeded the Purchase Price shall remain outstanding until paid in full.

                  Section 5.05. Drag Along. Powerhouse agrees that, in the event Investor proposes to sell all or any portion of the Conversion Shares Pursuant to a bona fide third party offer, Investor shall have the right to require Powerhouse to sell the same proportion of its shares of Electric Common Stock to such purchaser as Investor is selling; provided, however, that such sale by Powerhouse is on the same terms and conditions as such proposed transfer by Investor.

                  Section 5.06. Registration Rights. In the event that the Loans or the Electric Shares are converted into shares of Powerhouse Common Stock, Powerhouse agrees that Investor shall be entitled to two demand and unlimited piggy-back registration rights, at the expense of Powerhouse.

                  Section 5.06. Shareholder Actions. In the event that of a proposed Capital Event that involves the sale of all or substantially all of the BVI Holding Cos. or Electric's interests in the Chinese Joint Ventures, Electric shall take all such corporate action as in necessary to effectuate such sales.


                                   ARTICLE SIX
                                 INDEMNIFICATION

                  Section 6.01. Survival. The representations and warranties of Powerhouse and Electric contained herein shall survive for a period of five years from the date the Loans are converted into shares of Electric Common Stock.

                  Section 6.02. Indemnification by Powerhouse and Electric. Each of Powerhouse and Electric, jointly and severally, agrees to indemnify each of Investor and its component entities and each of their affiliates and their respective members, officers, directors, employees, agents and representatives (each an "Indemnified Party") against, and agrees to hold each of them harmless from, any and all liabilities, losses, costs, claims, damages (including consequential damages), penalties and expenses (including attorneys' fees, expenses and the costs of investigation and litigation, including enforcing this indemnity and out-of-pocket expenses such as travel) (and agrees to reimburse Indemnified Parties as such are incurred) incurred or suffered by them relating to or arising out of or in connection with any of the following:

                  (a) any breach of or any inaccuracy in any representation or warranty made by Powerhouse or Electric in any of the Loan Documents or any document delivered in connection herewith; provided that a notice of the Indemnified Party's claim shall have been given to Powerhouse or Electric not later than the close of business on the fifth anniversary of the date the Loans are converted pursuant to Section 5.01; or

                  (b) any breach of or failure by Powerhouse or Electric to perform any covenant or obligation of Powerhouse or Electric set out or contemplated in any of the Loan Documents or any document delivered in connection herewith or therewith.

                                  ARTICLE SEVEN
                                  MISCELLANEOUS

                  Section 7.01. Law, Forum and Jurisdiction. This Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado. The parties agree that any dispute arising under this Agreement, whether during the term of the Agreement or at any subsequent time, shall be resolved exclusively in the courts located in the State of Colorado and the parties hereby submit to the jurisdiction of such courts for all purposes provided herein and Powerhouse and Investor appoint the Secretary of State of the State of Colorado as agent for service of process for all purposes provided herein and Electric appoints Powerhouse as agent for service of process for all purposes provided herein.

                  Section 7.02. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by (a) overnight courier, (b) when telecopied and followed by confirmation copy hand-delivered or (c) when hand-delivered, addressed as follows:

         Powerhouse Electric, Ltd.
         [To come]

         Powerhouse Resources, Inc.

         [To come]

         [Investor]
         [To come]


                  Section 7.03. Attorneys' Fees. In the event that any party institutes any proceeding, action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof or pursue any other remedy, the non-prevailing party or parties shall reimburse the prevailing party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

                  Section 7.04. Third-Party Beneficiaries. This contract is solely among Powerhouse, Electric and Investor and, as otherwise as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third-party beneficiary of this Agreement.

                  Section 7.05. Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement and the other Loan Documents alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein and in the other Loan Documents. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

                  Section 7.06. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

                  Section 7.07. Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

                  Section 7.08. Expenses.  Each of the parties to this Agreement
shall bear all of its  own  expenses  incurred by  it   in connection   with the
negotiation of this Agreement and the preparation therefor.

                  Section 7.09. Headings: Context. The headings of the sections and paragraphs contained in this Agreement are for convenience or reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

                  Section 7.10. Benefit. This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party, except that Investor may assign its rights hereunder to any shareholder, member, officer or director of Investor or any person to which Investor shall have a 10% or more direct or indirect equity interest or any Person which has a 10% or more direct or indirect equity interest in the Investor without the prior written consent of any other party hereto.

                  Section 7.11. Public Announcements. Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

                  Section 7.12. Severability. In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

                  Section  7.13.  Specific   Performance.   Since  a  breach  of
- -------------------- the provisions of this Agreement could not adequately be compensated by money damages, Investor shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to such injunction and to the order of specific performance.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

                                       POWERHOUSE RESOURCES, INC.


                                       By: /s/ D.C. DOWD
                                          _______________________
                                          Name:
                                          Title:

                                       POWERHOUSE ELECTRIC, INC.


                                       By: /S/ HUNTER SWANSON
                                          ________________________
                                          Name:
                                          Title:

                                       PACIFIC RIM POWER


                                       By:Atler Collin
                                       By: Larry Atler
                                       By: Barry Collin

                                       By:Combined Energy Development


                                       By: Randy S. Goldenhersh

                                                                 Exhibit B









                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $.01 par value per share, of Powerhouse Resources, Inc., a Colorado corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: July 1, 1996


                                           ATLER COLLEN LLC


                                           By:/s/ BARRY COLLEN
                                              ________________________
                                              Name: Barry Collen
                                              Title: Managing Member




                                              Larry Atler
                                              ________________________



                                              /s/ BARRY COLLEN
                                              _________________________
                                              Barry Collen



                                              /s/ RANDY S. GOLDENHERSH
                                              __________________________
                                              Randy S. Goldenhersh



                                              /s/ JOHN D. CARTER
                                              __________________________
                                              John D. Carter

                               Page 14 of 18 pages


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